FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Inscription in Securities Register N° 0114

Santiago, October 27, 2014

Ger. Gen. N°  157/2014.

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and established under General Norm N° 30 of the Superintendence, and duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), I hereby inform you of the following significant event:

At meeting N° 1486/2014, held on October 27, 2014, the Board of Directors of Empresa Nacional de Electricidad S.A., accepted my resignation effective on October 31, 2014, and designated Mr. Valter Moro as Chief Executive Officer, who will perform its functions beginning on November 1, 2014.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 28, 2014